U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
September 16, 2008
Commission File No.: 0-30308
SOUTHWESTERN RESOURCES CORP.
(Translation of Registrant’s name into English)
Suite #1650, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6
(Address of principal executive office)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes     ☐ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: SOUTHWESTERN RESOURCES CORP.
By:	/s/ Timo Jauristo
Timo Jauristo
President & CEO
Date: September 16, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report dated September 16, 2008
99.2	Settlement Agreement made as of the 5th day of September, 2008 among Andrew Stastny, Ronald Martin and André Vézina and Southwestern Resources Corp., John G. Paterson and Margaret Joan Paterson